Dobson Communications Corporation
14201 Wireless Way
Oklahoma City, Oklahoma 73134

February 10, 2005

United States Securities and Exchange Commission
450 Fifth Street
Washington, D.C. 20549

Attn:	Michael Pressman
Office of Mergers and Acquisitions

RE:	Dobson Communications Corporation
Form S-4 filed January 18, 2005
File No. 333-122089

Pre 14C filed January 18, 2005
File No. 0-29225

Schedule TO-I filed January 19, 2005
File No. 5-60167

Ladies and Gentlemen:

     The following is in response to the letter, dated February 2, 2005, setting forth the comments of the staff of the Division of Corporation Finance, Office of Mergers and Acquisitions (the “Staff”) on the above-referenced filings. We have considered the Staff’s comments on these filings carefully and our responses to the Staff’s comments are set forth below.

General

1.	Please establish a toll-free number or other means that would permit holders to determine a representative exchange ratio during the averaging period.

     We have revised the terms of the exchange offer to eliminate the averaging period.

2.	Disclose when and how you will announce the exchange ratio after the completion of the averaging period.

     We have revised the terms of the exchange offer to eliminate the averaging period.

3.	At present, it does not appear that the determination of the final exchange ratio will comply with Rule 13e-4(e)(3)(ii). If you are relying on the TXU Corporation no action letter (publicly available September 11, 2004), then it appears that the final exchange ratio should be set prior to the opening of the second full business day preceding the expiration of the offer. Your offer, however, will not remain open for two full business days after the valuation date because it is set to expire at 5:00 p.m., rather than 12:00 midnight, on the second day. Please note that Rule 13e-4(a)(3) defines “business day” as any day other than Saturday, Sunday or a federal holiday “and shall consist of the time period from 12:01 a.m. through 12:00 midnight Eastern time” and revise accordingly.

     We have revised the terms of the exchange offer to eliminate the averaging period.

Questions and Answers about the Exchange offer and Consent solicitation, page

4.	Please revise your Questions and Answers section to eliminate repetitive language.

     We have revised the Question and Answer section to eliminate repetitive language.

What if I do not make an Election? Page 6

5.	Expand your disclosure to explain how you will determine allocation for holders who do not make an election.

     We have revised the terms of the exchange offer to eliminate the ability of holders to elect between different types of consideration. Instead, each holder who tenders will receive, for each share tendered, $301 in cash and one share of Series J preferred stock.

Forward-Looking Statements, page 31

6.	Statements made in connection with tender offers are specifically excluded from the safe harbor protections of the Private Securities Litigation Reform Act of 1995. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. We note your reference to “forward-looking statements” in your press release dated January 18, 2005. Please do not refer to the safe harbor provisions in any future press releases or other communications relating to the exchange offer.

     We note the Staff’s comment and will not refer to the Private Securities Litigation Reform Act of 1995 in future press releases or other communications relating to the exchange offer. We have also deleted the reference to the PSLRA on page 32 of the Registration Statement.

The Exchange Offer and Consent Solicitation, page 105

General, page 105

7.	Because the consideration is based on the volume weighted average price of the Class A common stock, please expand the penultimate paragraph to include the weighted average price.

     We have revised the terms of the exchange offer to eliminate the averaging period.

Other Conditions of the Exchange Offer, page 109

8.	We note that you intend to comply with Rule 14e-1 and have reserved the right to delay payment for shares. Please revise the disclosure to clarify that all conditions to the offer, other than those conditions subject to regulatory approvals, must be satisfied or waived prior to expiration, and that, absent a condition subject to regulatory approval, any delay in payment for shares would be accompanied by an extension of the offer. Alternatively, please advise us as to how a delay in payment would be consistent with Rule 14e-1(c).

     We have added the requested disclosure on page 108 of the Registration Statement.

9.	Supplementally confirm that the existing law suits discussed in your risk factor section on page 21 will not trigger the condition discussed in the first bullet point.

     The lawsuits discussed on page 21 were filed recently, discovery has not begun and we believe we have meritorious defenses. As a result, we currently do not believe that they will have a material adverse effect on us at this point (thereby triggering a condition), and we are not aware of any events that will occur in connection with those suits during the course of the exchange offer that would be likely to alter that conclusion.

10.	We reference the disclosure in the second paragraph of this section. You have included language suggesting that once a condition is triggered, you may decide whether it is advisable to proceed with the offer. Please note that when a condition is triggered and an offeror decides to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). You may not rely on this language to tacitly waive a condition of the offer by failing to assert it. Please confirm your understanding on a supplemental basis.

     We hereby confirm our understanding of the Staff’s position in this regard.

Effect of Tender and Consents, page 110

11.	We note your statement that you “reserve the absolute right to waive any conditions of the exchange offer.” Please revise your disclosure to clarify that, to the extent you waive a condition with respect to one tender, you will waive that condition for all other tenders as well. Make corresponding revisions elsewhere in the document as appropriate, including Instruction 10 to your letter of Transmittal.

     We have added disclosure on page 108 to clarify that a waiver of a condition applies to both series of preferred stock and to all shares tendered within each series.

Withdrawal of Tenders and Revocation of Consents, page 113

12.	Please revise the disclosure pertaining to the withdrawal procedures in light of the fact that holders may tender preferred shares for different consideration by submitting separate letters of transmittal. For example, are they required to submit separate notices of withdrawal for each portion of preferred shares tendered for a particular type of consideration? Or may they submit one withdrawal notice to withdraw any and all shares?

     We have revised the terms of the exchange offer to eliminate the ability of holders to elect between different types of consideration.

Certain U.S. Federal Income Tax Considerations, page 120

13.	Rather than refer to “certain” tax consequences in your heading and the disclosure that follows, please refer to “material” tax consequences. In addition, please delete the statements that your discussion constitutes a “summary” or “summarizes” the tax consequences, as you are required to obtain an opinion on all material tax consequences.

     We have revised the disclosure on page 122 of the Registration Statement as requested.

14.	We note several statements that particular tax matters are not free from doubt. If counsel cannot give an unqualified opinion, please explain why. Describe the degree of uncertainty and discuss the alternative consequences. Furthermore, provide risk factor and/or other appropriate disclosure setting forth the risks to security holders. Please contact the staff to discuss this comment.

     The tax matters that were not free from doubt concerned the U.S. federal income tax treatment of the consent fee. We have revised the terms of the exchange offer to eliminate the consent fee, and therefore this disclosure has been deleted.

Exhibit 8.1

15.	Obtain an opinion that states the discussion in the tax consequences section of the prospectus in the opinion of counsel.

     We have filed the opinion with Amendment No. 1 to the Registration Statement as requested.

16.	Obtain an opinion of counsel that does not limit reliance of the opinion to the Board. Investors are entitled to rely upon the opinion.

     We have filed the opinion with Amendment No. 1 to the Registration Statement as requested.

     We would like to express our appreciation for your prompt attention to these matters, and are available to discuss any of our responses with you at your earliest convenience. Please do not hesitate to contact our counsel, Paul Theiss of Mayer, Brown, Rowe & Maw LLP, at 312-701-7359, or the undersigned at 405-529-8308.

Sincerely,

/s/ Bruce R. Knooihuizen

Bruce R. Knooihuizen
Executive Vice President and
Chief Financial Officer
Dobson Communications Corporation